Amended June 19, 2015

AMERICAN INDEPENDENCE FUNDS TRUST

Rule 18f-3 Plan

Rule 18f-3

Pursuant to Rule 18f-3 (“Rule 18f-3”) of the Investment Company Act of 1940, as amended (the “Act”),  American Independence Funds Trust (the “Trust”), a registered open-end investment company whose shares are registered on Form N-1A, consisting of the Stock Fund, JAForlines Risk-Managed Allocation Fund, International Alpha Strategies Fund, Kansas Tax-Exempt Bond Fund, Boyd Watterson Short-Term Enhanced Bond Fund, Boyd Watterson Core Plus Fund, U.S. Inflation-Indexed Fund, Emerging Markets Fund, Hillcrest Small Cap Value Fund, Large Cap Growth Fund, and any future fund or series created by the Trust (collectively, the “Funds”), hereby adopts this plan setting forth the separate arrangements and expense allocations of each class of shares.  Any material amendment to this plan is subject to prior approval of the Board of Trustees, including a majority of the disinterested Trustees.

A.    Authorized Classes

Class A Shares:  are subject to a front-end load and a distribution fee under the Rule 12b-1 Plan payable at a maximum annual rate of up to 0.25% of the average daily net assets of that Class.  Class A Shares are also subject to fees of up to 25% (subject FINRA rules) pursuant to a Shareholder Services Agreement.

Class A shares of all funds are sold subject to an initial sales charge as follows:

Stock Fund, International Alpha Strategies Fund, JAForlines Risk-Managed Allocation Fund, Emerging Markets Fund, Hillcrest Small Cap Value Fund, and Large Cap Growth Fund:

Amount of Purchase	Front-End Sales Charge as % of Public Offering Price
Less than $50,000	5.75%
$50,000 to $99,999	5.00%
$100,000 to $249,999	4.00%
$250,000 to $499,999	3.00%
$500,000 to $999,999	2.00%
$1,000,000 and over(1)	0.00%

       Boyd Watterson Short-Term Enhanced Bond Fund:

Amount of Purchase	Front-End Sales Charge as % of Public Offering Price
Less than $100,000	2.25%
$100,000 to $249,999	1.50%
$250,000 to $499,999	1.25%
$500,000 to $999,999	1.00%
$1,000,000 and over(2)	0.00%

Boyd Watterson Core Plus Fund, Kansas Tax-Exempt Bond Fund, U.S. Inflation-Indexed Fund

Amount of Purchase	Front-End Sales Charge as % of Public Offering Price
Less than $50,000	4.25%
$50,000 to $99,999	3.75%
$100,000 to $249,999	3.00%
$250,000 to $499,999	2.50%
$500,000 to $999,999	2.00%
$1,000,000 and over(2)	0.00%

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(1)Except for Boyd Watterson Short-Term Enhanced Bond Fund and U.S. Inflation-Indexed Fund, a contingent deferred sales charge (CDSC) of up to 1.00% of the purchase price will be charged to the shareholder if shares are redeemed in the first 12 months after purchase of shares or 0.50% if redeemed within one and two years of purchase unless the dealer of record waived its commission with a Fund’s approval.

(2)With respect to Boyd Watterson Short-Term Enhanced Bond Fund and U.S. Inflation Indexed Fund only, Class A share purchases of $1,000,000 or more will be assessed a 0.50% CDSC if they are redeemed within one year from the date of purchase or 0.25% if redeemed between the first and second year of a purchase unless the dealer of records waived its commission with a Fund’s approval.

Class C Shares: are not subject to an initial sales charge but all Class C Shares are subject to a contingent deferred sales charge which will be imposed on redemptions made within one year of purchase.

Class C Shares are also subject to a distribution fee pursuant to Rule 12b-1 payable at the annual rate of up to 0.75% of the average daily net assets of the class.  Class C Shares are also subject to fees of up to 0.25% (subject to FINRA rules) pursuant to a Shareholder Services Agreement.

Institutional Class Shares: are available to investors who do not desire enhanced shareholder servicing.  Institutional Shares are offered and sold without an initial sales charge or a deferred sales charge and do not impose 12b-1 Fees or Shareholder Services Fees.

Premier Class Shares:  are sold without a front-end or back-end load.  The Class is not subject to a distribution fee subject to Rule 12b-1, but is subject to Shareholder Servicing Fees payable at an annual rate of up to 0.15% of the daily net assets of the class.

B.      Class Voting Rights and Obligations

The Classes of shares issued by any Fund will be identical in respects except for Class designation, allocation of certain expenses directly related to the distribution or service arrangement or both, for a Class, and voting rights – each Class votes separately with respect to issues effecting only that Class.  Shares of all Classes will represent interests in the same investment fund; therefore each Class is subject to the same investment objectives policies and limitations.

C.      Allocation of Class Income and Expenses

            The gross income, realized and unrealized capital gains and losses and expenses (other than Class Expenses, as defined below) of a Fund shall be allocated to each class on the basis of its net asset value relative to the net asset value of the Fund.  Expenses to be so allocated also include expenses of the Trust that are allocated to a Fund and are not attributable to another Fund in the Trust (“Trust Expenses”) and expenses of a Fund that are not attributable to a particular class of the Fund (“Fund Expenses”).  Trust Expenses and Fund Expenses include, but are not limited to, investment management fees, legal expenses, administrative expenses, transfer agent fees, shareholder report printing and postage expenses, and custody fees.

Expenses attributable to a particular class (“Class Expenses”) shall be limited to: (a) payments pursuant to the Trust’s Distribution Plan and Agreement and (b) payments pursuant to the Trust’s Shareholder Services Plan and Agreement.  Expenses described in this paragraph must be allocated to the class for which they are incurred.

The initial determination of expense that will be allocated as Class Expenses and any subsequent changes thereto shall be viewed by the Board of Trustees and approved by such Board and by a majority of the Independent Trustees.

D.      Exchanges and Conversion Privileges

Shareholders who have held all, or part of their shares in a Fund for at least seven days may exchange shares of one Fund for shares of any of the other portfolios of the Trust or of the American Independence Funds Trust II, an affiliated trust with its own series with like share classes, which are available for sales in their state.  A shareholder who has paid a sales load in connection with the purchase of shares of any of the Funds will be subject only to that portion of the sales load of the Fund into which the shareholder is exchanging which exceeds the sales load originally paid by the shareholder.

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